Exhibit 23.1

Draft Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference, in the Form 10-K of Vocodia Holdings Corp., of our report dated April 29, 2025, relating to the financial statements of Vocodia Holdings Corp., (which report expresses unqualified opinion and includes explanatory paragraphs relating to going concern uncertainty as discussed in notes to accounts) as of December 31, 2024.

/s/ Pipara & Co LLP

Delhi, India

April 29, 2025